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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 12a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   MAY 2, 2001

                           COMMISSION FILE NO. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                           12 ABBA HILEL SILVER STREET
                                       LOD
                                  71111 ISRAEL
                    (Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  X         Form 40-F
                             ---                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act or 1934.


                       Yes            No   X
                            ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).



     Attached hereto and incorporated by reference herein is a press release of the registrant dated May 2, 2001.
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NUR MACROPRINTERS CONSOLIDATES AMERICAN OPERATIONS

Lod, Israel, May 2, 2001 -- NUR Macroprinters (Nasdaq: NURM), a global market leader in wide and superwide digital printing solutions for out-of-home advertising, today announced the initiation of a strategic plan to consolidate and streamline its American operations. The consolidation of U.S. operations is part of an overall plan currently being developed and implemented for improving operational efficiencies worldwide.

Effective immediately, the Company will begin consolidating its operations in North America -- NUR America, Inc. in Boston, MA and Salsa Digital Printers Ltd. (also known as NUR Engineering USA) in San Antonio, TX -- into a single large facility in San Antonio, TX. The two wholly-owned subsidiaries business units will operate side-by-side and will share administrative and other resources.

NUR America remains the sales and customer support organization for NUR Macroprinters in all of the Americas (Canada, the United States, Central and South America). NUR Engineering USA retains its role as the R&D and manufacturing operation for the NUR Salsa Ultima(TM) line of wide format digital printers.

"We are taking these proactive steps in response to changing economic conditions worldwide and in the North American marketplace in particular. The consolidation of U.S. operations in San Antonio will ensure a more efficient organization and a lower cost structure. We also expect this change will enhance the level of support we provide to our customers throughout the Americas," said NUR Macroprinters' President and CEO, Erez Shachar.

In addition to the consolidation of facilities, NUR's strategy provides for selected management changes in the Americas. Effective today, Rick Clarke, President of NUR Engineering USA (and previously Executive Vice President of Salsa Digital, a company NUR Macroprinters acquired last year), has been chosen as President of NUR America, Inc., expanding his role in the NUR organization. Clarke replaces Shlomo Sagiv at NUR America.

Comments Rick Clarke, the newly appointed President of NUR America, "In addition to the economic and overhead benefits of this operational reorganization and consolidation, the Company believes there are other benefits as well. For example, communications will be streamlined by having the sales and service departments close to the manufacturing and R&D facilities and San Antonio is more centrally located to better serve all parts of our extensive sales and service region."

Concludes Shachar, "We remain confident that our strategy of taking action now --making a series of proactive, appropriate changes to our American operations -- will strengthen NUR Macroprinters' position in the Americas. We hope and believe that the


                                     -more-
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new NUR America organization will meet our customers requirements today and into the future."

Further details concerning the plan for improving operational efficiencies worldwide and the above-mentioned consolidation will be communicated in the Company's upcoming release of the first quarter 2001 results and conference call scheduled for May 10, 2001.

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters (Nasdaq: NURM) is a global market leader in wide and superwide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables addresses the complete range of wide and superwide format digital printing requirements. NUR's fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements. More information about NUR is available at WWW.NUR.COM

CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD.'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY'S BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NUR MACROPRINTERS LTD.


May 3, 2001                        By:  /s/ Erez Shachar
                                        -------------------------
                                        Erez Shachar
                                        Chief Executive Officer